October 17, 2013
VIA EDGAR
Mr. Craig D. Wilson
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

cc:	Tamara Tangen, Staff Accountant (via facsimile and courier)
Stephen Krikorian, Accounting Branch Chief (via facsimile and courier)
Mark P. Shuman, Legal Branch Chief, Staff Attorney (via facsimile and courier)
Nancy Lurker, Chief Executive Officer - PDI, Inc.

Re:	PDI, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Form 10-Q for the Fiscal Quarter Ended June 30, 2013
File No. 000-24249

Dear Mr. Wilson:
On behalf of PDI, Inc. (the “Company” or “PDI”), I am writing in response to the comments made by the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated October 7, 2013 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (“Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarter ended December 30, 2013 (“Form 10-Q”).
For your convenience, the Staff’s comments are set forth below in bold, numbered to correspond to the comment numbers used in the Comment Letter and followed by our responses thereto.

Morris Corporate Center 1, 300 Interpace Parkway, Parsippany, New Jersey 07054
Phone: 862.207.7800 • Toll Free: 800.242.7494 • www.pdi-inc.com

Form 10-K for the Fiscal Year Ended December 31, 2012
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Marketing Services, page 23

1.	We are considering your response to prior comment 8 and have the following comments:

a)
Please clarify whether these arrangements are non-cancelable in the development phase or summarize for us the termination provisions. In this regard, should a customer cancel after you completed some, but not all, of the units to be performed to the customer’s specifications, tell us and revise future filings to disclose whether you are entitle to recover your costs, and to what extent.

Response:
Marketing Services arrangements are generally cancelable by the customer for any reason in either the development phase or the delivery phase. If a customer cancels some, but not all, of the units to be performed to the customer’s specifications, the customer is responsible for the work completed to date, plus the cost of any nonrefundable commitments we have made on behalf of the customer. The Company will clarify that its existing disclosure in the first paragraph of Marketing Services within Critical Accounting Policies of Management’s Discussion and Analysis of Financial Condition and Results of Operations of future quarterly and annual filings is applicable to both the development phase and the delivery phase.

b)	Tell us whether your arrangements include up-front payments? In this regard, tell us and describe how your accounting differs if individual contracts for which deferred costs exceed deferred revenue.

Response:
In general, our Marketing Services arrangements include upfront payments. These upfront payments generally are 50% of arrangement consideration. The Company does not have individual contracts in which the deferred costs exceed deferred revenues.
10-Q For the Fiscal Quarter Ended June 30, 2013
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 25

2.
Please describe in detail the changes in the payment terms made to contracts with your largest customer that caused a material decrease in accounts receivable and a material increase in unbilled receivables as of June 30, 2013. With an eye to future disclosures regarding liquidity and results of operations, tell us what impact these changes are expected to have on the timing of future cash flows and describe your consideration of whether the change had a secondary impact on your revenue recognition policies.

Response:
The following information describes the changes in the payment terms made to contracts with our largest customer that caused a material decrease in accounts receivables and material increase in unbilled receivables.
Prior to changes in payment terms:

a)	The Company billed its largest customer at the beginning of the month for the current month’s service.

b)	Payment terms for these invoices were 30 days from the date that the customer received the invoice.

c)	Pass-through expenses and reconcilable costs were included in these invoices and billed in advance based on contractual estimates.

Changes in payment terms:

a)	The Company now bills its largest customer for non pass-through expenses and non reconcilable expenses at the end of the month for the current month’s service.

b)	Payment terms for these invoices are now 60 days from the date that the customer received the invoice.

c)
Pass-through expenses and reconcilable costs are now billed in arrears on a monthly basis. The Company now bills its largest customer for these costs during the month following actual pass-through expenses and reconcilable expenses are incurred. Payment terms for these invoices are 5 days from the date that the customer received the invoice.

The above changes resulted in only an additional 25 days to 30 days to collect receivables for the majority of the amounts billed to this customer.  Based on this, and considering the current and forecasted levels of business with our largest customer, these changes are not expected to have a material impact on future cash flows of the Company.

The change in payment terms in contracts with our largest customer, and resulting change in the timing of cash flows, did not have a secondary impact on revenue recognition. For all units of accounting, revenue is recognized when the following four conditions are met:

I.	Persuasive evidence of an arrangement exists:

II.	The contract fee is fixed and determinable;

III.	Delivery or performance has occurred; and

IV.	Collectability is reasonably assured.

All four of the aforementioned conditions necessary to recognized revenue have still been met subsequent to the change in payments terms made to contracts with our largest customer. If in the future the Company determines that:

•	Collectability is not reasonably assured at the outset of an arrangement, revenue will be deferred until the earlier of when collectability becomes probable or the receipt of payment.

•	There is uncertainty as to the customer’s acceptance of our deliverables, revenue will not be recognized until the earlier of receipt of customer acceptance or expiration of the acceptance period.

•
At the outset of an arrangement, the arrangement fee is not fixed or determinable, revenue will be deferred until the arrangement fee becomes fixed or determinable, assuming all other revenue recognition criteria have been met.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me directly by phone: (862) 207-7832; or facsimile: (862) 207-7899 if you have any further questions or concerns.

Yours truly,
/s/ Jeffrey Smith
Chief Financial Officer

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